UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic& Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Section 4. Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Company's Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

	(i)	On November 26, 2017, ZK International Group Co., Ltd. (the “Company”) dismissed its independent registered public accounting firm, Anton & Chia, LLP (“AC”).

	(ii)	The report of AC on the financial statements of the Company the fiscal year ended September 30, 2016 and 2015, and the related statements of operations, comprehensive loss, changes in stockholders’ deficiency, and cash flows for the fiscal years ended September 30, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

	(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

	(iv)	During the Company’s most recent fiscal year ended September 30, 2016 and through November 26, 2017, the date of dismissal, (a) there were no disagreements with AC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

	(v)	On December 5, 2017, the Company provided AC with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On November 30, 2017, the Audit Committee and the Board of Directors of the Company appointed ZH CPA LLP (“ZH”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended September 30, 2016 and September 30, 2015 and any subsequent interim periods through the date hereof prior to the engagement of ZH, neither the Company, nor someone on its behalf, has consulted ZH regarding:

	(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

	(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter from Anton & Chia, LLP addressed to the U.S. Securities and Exchange Commission

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZK INTERNATIONAL GROUP CO., LTD.
Date: December 6, 2017

	By:	/s/ Jiancong Huang
Jiancong Huang
Chief Executive Officer and Chairman of the Board

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